

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

James Graf
Chief Executive Officer
Graf Industrial Corp.
118 Vintage Park Blvd.
Houston, TX 77070

> **Re: Graf Industrial Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed August 21, 2020**
> **File No. 001-38703**

Dear Mr. Graf:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. References to prior comments are to those in our letter dated August 11, 2020.

Preliminary Revised Proxy Statement filed August 21, 2020

Risks Related to Velodyne's Business, page 45

1. We note your response to comment 8 and the discussion of stock based compensation on page 220. Please disclose as a separate risk factor the significant stock-based compensation expense you expect to record upon completion of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet , page 89

2. We note on page 220 while technically the Business Combination does not automatically result in satisfaction of the liquidity vesting condition, it is expected that a liquidity event will be deemed to have occurred by the board of the post-combination company following the completion of the Business Combination and at that time you expect to record

       significant stock-based compensation expense. As a separate pro forma adjustment, give effect to the anticipated charge in the pro forma balance sheets.

3.   Give pro forma balance sheet effect to the Sponsor Convertible Note issued on August 5, 2020 and the Subscription Agreement entered into with the Sponsor on July 2, 2020.

Comparative Share Information, page 99

4.   We note your response to comment 10; however, we are unable to locate disclosure of the pro forma book value per share for Velodyne and Graf. Please advise or revise.

Redemption Rights, page 106

5.   We have considered your response to prior comment 12. Please clarify how the company will determine which redeeming shareholders to contact about withdrawing their redemptions after the vote, which shareholders will be permitted to withdraw their redemptions and the procedure for withdrawing redemptions. Also provide risk factor disclosure that shareholders will not know immediately after the vote whether the closing condition based upon the level of redemptions has been met (or waived) since the company may seek and permit withdrawals of redemptions after the shareholder vote and until the date of closing.

Financial Statements
Graf Industrial Corp.
Condensed Balance Sheet, page F-2

6.   Please update the March 31, 2020 condensed consolidated balance sheet presented on page F-2 to June 30, 2020.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Joel L. Rubinstein